FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

EXHIBIT LIST

99.1        REPORT ON THE 2003 TO 2005 EXPLORATION PROGRAM ON THE NEW POLARIS MINE SITE

99.2        SUMMARY REPORT ON THE BENZDORP PROJECT SURINAME

99.3        RESOURCE POTENTIAL NEW POLARIS PROJECT

99.4        SUMMARY REPORT ON THE BENZDORP PROJECT SURINAME

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  July 12, 2007
/s/ Bradford Cooke
Bradford Cooke
Chief Executive Officer